Media Release 9 February 2021

Exhibit 99.3
James Hardie Industries Announces Record Third Quarter
Fiscal Year 2021 Results

Delivered Record Net Sales, Adjusted EBIT and Adjusted NOPAT for the Third Quarter Fiscal Year 2021
Global Net Sales +20% to US$738.6 Million for the Third Quarter Fiscal Year 2021
Adjusted NOPAT +59% to US$123.3 Million for the Third Quarter Fiscal Year 2021
Operating Cash Flow +72% to US$678.4 Million for the First Nine Months of Fiscal Year 2021
Declares Special Dividend of US$0.70 per share
Raises Fiscal Year 2021 Adjusted NOPAT Guidance Range to US$440 Million to US$450 Million

James Hardie Industries plc (ASX: JHX; NYSE: JHX), the world’s #1 producer and marketer of high-performance fiber cement and fiber gypsum building solutions announced its third quarter and first nine months of fiscal year 2021 results, for the periods ending 31 December 2020.

Third Quarter Fiscal Year 2021 Highlights, Compared to Third Quarter Fiscal Year 2020 As Applicable:

•Global Net Sales +20% to US$738.6 million
•Adjusted NOPAT +59% to US$123.3 million
•Global Adjusted EBIT +57% to US$167.9 million
•North America Fiber Cement Segment Net Sales +20% and EBIT +39% in US Dollars, with EBIT margin up 390 basis points to 30.0%
•North America Fiber Cement Segment exteriors volume +19%
•Europe Building Products Segment Net Sales +12% and EBIT +300% in Euros, with EBIT margin up 740 basis points to 10.2%
•Asia Pacific Fiber Cement Segment Net Sales +9% and EBIT +34% in Australian Dollars, with EBIT margin up 520 basis points to 28.1%

James Hardie CEO, Dr. Jack Truong, said, “Our business accelerated considerably during our fiscal third quarter, marking the seventh consecutive quarter that our global team has delivered growth above market with strong returns. We delivered strong organic growth around the world, with each operating region contributing meaningfully to Global Net Sales up 20% and an even more impressive 57% increase in Global Adjusted EBIT. The 530 basis point improvement in our Global EBIT margin to 22.7% was outstanding, and a testament to our strategy to augment our profit trajectory in each region, particularly in Europe.

I am pleased with these record results, underpinned by excellent execution of our business transformation that we began in calendar 2019, combined with increasing demand for our premium-quality James Hardie brand products and solutions. The transformation we undertook: (i) to unlock capacity and increase efficiency in our global manufacturing network through LEAN initiatives and (ii) to better integrate our supply chain with our customers, continues to deliver consistent market share gains and the ability to serve our customers seamlessly around the world. We are firmly on track with our investments in growth to broaden our portfolio with industry-leading innovations that enhance aesthetic value for homeowners. Our transformation initiatives will enable us to expand our market opportunity and allow us to continue to deliver strong performance.”

Media Release: James Hardie - Third Quarter and Nine Months Ended 31 December 2020	1

Media Release 9 February 2021

Third Quarter Fiscal Year 2021 Results Compared to Third Quarter Fiscal Year 2020 Results

Global Net Sales of US$738.6 million increased 20%, with Global Adjusted EBIT growth accelerating to 57%. Global Adjusted NOPAT increased 59% to US$123.3 million compared to US$77.4 million. Global Adjusted EBIT margin expanded 530 basis points to 22.7%, with continued operational improvement across all three operating regions: North America, Europe and Asia Pacific.

North America Fiber Cement Segment: Delivered 19% exterior volume growth and 4% interior volume growth driving 20% net sales growth. LEAN manufacturing initiatives continued to generate improved performance across the Company’s North American manufacturing network, helping to deliver 39% EBIT growth at a 30.0% EBIT margin.

Europe Building Products Segment: EBIT increased 300% in Euros, with EBIT margin improving to 10.2%, reflecting a net sales increase of 12% in Euros, an improvement in production and distribution costs driven by LEAN manufacturing savings and the improved supply chain integration with customers.

Asia Pacific Fiber Cement Segment: EBIT grew 34% in Australian Dollars at an EBIT margin of 28.1%, driven by a net sales increase of 9% in Australian Dollars combined with reduced production and distribution costs. The decision to consolidate Australia and New Zealand regional production volume into our two Australia based plants has enabled us to improve our regional cost of production.

Capital Resources

Record operating cash flow generation of US$678.4 million in the first nine months was driven by continuous improvement in the Company’s LEAN manufacturing performance, strong profitable organic sales growth and the integration of its supply chain with its customers. Working capital improved by US$198.1 million during the first nine months of fiscal year 2021. The Company has achieved global LEAN savings of US$83.4 million over the 21-month period since inception of LEAN, including US$60.7 million LEAN savings in North America.

Following the close of the quarter, the Company used its strong cash position to voluntarily redeem its 4.75% senior unsecured notes due 2025 with a payment of US$409.5 million in principal and call premium. As a result of this redemption, the Company reduced its gross debt balance from US$1,291.6 million, as of 31 December 2020, to US$884.0 million as of 31 January 2021. Following the repayment, which was funded with cash on hand, the Company has liquidity of US$675.2 million as of 31 January 2021.

Dr. Truong continued, “We set ambitious goals to achieve a step change in the cash generated by our businesses across the three regions and we are exceeding those objectives. We are executing our plan to rapidly transform James Hardie into a high-performing, world-class organization. The resulting cash flow is fueling our strategic investments in capacity expansion, product innovation and brand building efforts to deliver future organic growth."

Dividend

The Company has declared a special dividend of US$0.70 cents per share, payable on 30 April 2021, to shareholders of record as of 19 February 2021. The Company intends to resume its ordinary dividend policy in fiscal year 2022, beginning with a first half fiscal year 2022 dividend to be declared in November 2021.

“We are pleased to announce this special dividend,” said James Hardie CFO, Jason Miele. “Based on our strong strategic execution through the pandemic, our confidence in continued strong cash generation, and in light of the suspension of our ordinary dividend since May 2020, we believe resuming our return of capital to shareholders via dividends is appropriate at this time. We have a solid balance sheet and liquidity position to execute on our unchanged near-term and longer-term organic growth priorities.”

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Media Release 9 February 2021

Outlook and Earning Guidance

Based on the continued, strong momentum in its business and expectations for continued growth in residential end markets, the Company is raising its outlook for fiscal year 2021, ending 31 March 2021. Management now expects fiscal year 2021 Adjusted NOPAT to be between US$440 million and US$450 million, compared to a prior range of US$380 million and US$420 million. The comparable prior year Adjusted NOPAT for fiscal year 2020 was US$352.8 million.

James Hardie’s guidance is based on current estimates and assumptions and is subject to several known and unknown uncertainties and risks, including those related to the COVID-19 pandemic. James Hardie continues to assess the impacts and the uncertainties of the COVID-19 pandemic on the geographic locations in which it operates, as well as its impact on the new construction and repair and remodel building markets. The COVID-19 pandemic remains highly volatile and continues to evolve, and the full impact of the pandemic on the Company’s business and future financial performance remains uncertain.

Key Financial Information

	Q3 FY21		Q3 FY20		Change	9 Months FY21		9 Months FY20		Change

Group (US$ millions)
Net Sales		$738.6		$616.7	20%		$2,101.7		$1,933.6	9%
Adjusted EBIT	167.9		107.2		57%		455.9		365.8	25%
Adjusted EBIT Margin	22.7%		17.4%		5.3 pts	21.7%		18.9%		2.8 pts
Adjusted Net Operating Profit	123.3		77.4		59%		333.1		266.2	25%
Operating Cash Flow							678.4		393.4	72%

North America Fiber Cement (US$ millions)
Net Sales		$518.1		$430.0	20%		$1,484.9		$1,341.9	11%
Adjusted EBIT	155.6		112.3		39%		435.1		350.5	24%
Adjusted EBIT Margin	30.0%		26.1%		3.9 pts	29.3%		26.1%		3.2 pts

Asia Pacific Fiber Cement (A$ millions)
Net Sales	A$	163.3	A$	149.4	9%	A$	472.6	A$	468.0	1%
Adjusted EBIT	45.9		34.2		34%		133.6		109.2	22%
Adjusted EBIT Margin	28.1%		22.9%		5.2 pts	28.4%		23.3%		5.1 pts

Europe Building Products (€ millions)
Net Sales		€85.3		€76.5	12%		€246.0		€240.9	2%
Adjusted EBIT	8.8		2.2		300%		20.2		14.5	39%
Adjusted EBIT Margin	10.2%		2.8%		7.4 pts	8.4%		6.0%		2.4 pts

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Media Release 9 February 2021

Further Information
Readers are referred to the Company’s Condensed Consolidated Financial Statements and Management’s Analysis of Results for the third quarter and nine months ended 31 December 2020 for additional information regarding the Company’s results, including information regarding income taxes, the asbestos liability and contingent liabilities.

Management Briefing for Analysts, Investors and Media
James Hardie will conduct a teleconference and audio webcast for analysts, investors and media on Tuesday 9 February 2021, 9:00am Sydney, Australia time (Monday 8 February 2021, 5:00pm New York City, USA time). Analysts, investors and media can access the management briefing via the following:
•Live Webcast: https://ir.jameshardie.com.au/jh/results_briefings.jsp
•Live Teleconference Registration: https://s1.c-conf.com/DiamondPass/10011981-js86fj.html
All participants wishing to join the teleconference will need to pre-register by navigating to https://s1.c
conf.com/DiamondPass/10011981-js86fj.html Once registered, you will receive a calendar invite with dial-in numbers and a unique PIN which will be required to join the call.
•Webcast Replay: Will be available two hours after the Live Webcast concludes at https://ir.jameshardie.com.au/jh/results_briefings.jsp

Use of Non-GAAP Financial Information; Australian Equivalent Terminology
This Media Release includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP), such as Adjusted net operating profit and Adjusted EBIT. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. The Company is unable to forecast the comparable US GAAP financial measure for future periods due to, amongst other factors, uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods. For additional information regarding the non-GAAP financial measures presented in this Media Release, including a reconciliation of each non-GAAP financial measure to the equivalent GAAP measure, see the section titled “Non-GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the third quarter ended 31 December 2020.

In addition, this Media Release includes financial measures and descriptions that are considered to not be in accordance with GAAP, but which are consistent with financial measures reported by Australian companies, such as operating profit, EBIT and EBIT margin. Since the Company prepares its Consolidated Financial Statements in accordance with GAAP, the Company provides investors with a table and definitions presenting cross-references between each GAAP financial measure used in the Company’s Consolidated Financial Statements to the equivalent non-GAAP financial measure used in this Media Release. See the sections titled “Non-GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the third quarter ended 31 December 2020.

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Media Release 9 February 2021

Forward-Looking Statements
This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2020; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.
This media release has been authorized by the James Hardie Board of Directors.
END
Investor/Media/Analyst Enquiries:
Anna Collins

Telephone:	+61 2 8845 3356
Email:	media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland

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